EXHIBIT 99.1

Endeavour Silver Produces 1,483,736 Oz Silver and 7,755 Oz Gold (2.5 Million Silver Equivalent Oz) in Q2 2025

VANCOUVER, British Columbia, July 08, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) reports second quarter 2025 production of 1,483,736 silver ounces (oz), 7,755 gold oz, and in combination with base metal production a silver equivalent(1) (“AgEq”) total production of 2.5 million oz. All dollar amounts are in US dollars ($).

"We delivered strong and consistent production in the second quarter,” said Dan Dickson, Chief Executive Officer of Endeavour Silver. “The integration of Kolpa is progressing smoothly, with output already trending above initial expectations. At the same time, Terronera continues to move steadily toward commercial production. This is a pivotal time for Endeavour as we build operational momentum and position the Company for meaningful, long-term growth."

Q2 2025 Production Overview

  Guanaceví Maintains Consistent Production: Production in line with plan, with gold production slightly above plan and silver production at the lower end of the planned range.

  Bolañitos Continues to Perform: Due to the lower throughput in May and June, silver and gold production were both slightly below plan.

  Kolpa Delivers Strong Results at a Stable Rate: Throughput and production of metals were in line with historical results and management’s expectations.

  Terronera Ramp-Up Phase Advances Toward Commercial Production: Daily production averaged 1,400 tonnes per day (tpd) in the second half of June.

  Metal Sales and Inventories: Sold 1,477,197 silver ounces and 7,706 gold ounces during the second quarter. A total of 242,980 silver ounces and 701 gold ounces of bullion inventory and 24,970 silver ounces and 399 gold ounces in concentrate inventory were held at June 30, 2025.

Q2 2025 Mine Operations

Consolidated silver production was 1,483,736 ounces in Q2 2025, in line with plan and 13% higher than Q1 2024 due to the addition of Kolpa operation into the portfolio. Excluding production from Kolpa, consolidated production was 16% lower than Q2 2024, slightly below  plan, due to the 17% lower production in Guanaceví mine and 10% lower production in Bolañitos mine. Consolidated gold production was 7,755 ounces in Q2 2025, 26% lower than Q2 2024. Lower gold production was due to 34% lower production at the Bolañitos mine, and 16% lower gold production at the Guanaceví mine.

In Q2 2025, Guanaceví throughput was 14% lower than Q2 2024 and silver and gold grades were 1% lower, which drove the 17% lower silver and 16% lower gold output. Guanaceví throughput and grades were in line with plan. Supplies of local third-party feed continued to supplement mine production, amounting to 21% of quarterly throughput.

Bolañitos Q2 2025 throughput was 17% lower than throughput in Q2 2024, combined with 10% higher silver grades offset by 19% lower gold grades. Silver production was 10% lower than in the same period in 2024, while gold production was 34% lower. Throughput was below the plan, while silver and silver grades were consistent with plan. The grade variation is due to mining from different locations in the ore body.

Since the acquisition of Kolpa on May 1, Kolpa processed 118,896 tonnes of material grading 111 grams of silver per tonne and, 3.13% lead, 2.25% zinc and 0.22% copper. These results are in line with management’s expectations established at the time of acquisition and reflect the ongoing efficiency of current mining and processing activities. The Company is actively advancing integration to ensure a smooth alignment of systems, teams, and operational processes. The team remains focused on maintaining steady output and advancing Kolpa’s contribution to the Company’s long-term growth strategy.

Consolidated1,3 Production Highlights for the Three Months Ended June 30, 2025

Three Months Ended June 30,
	2025	2024	% Change
Throughput (tonnes)	303,828	218,989	39%
Silver ounces produced	1,483,736	1,312,572	13%
Gold ounces produced	7,755	10,548	(26%)
Lead tonnes produced[3]	3,503	-	N/A
Zinc tonnes produced[3]	2,316	-	N/A
Copper tonnes produced[3]	58	-	N/A
Payable silver ounces produced	1,454,412	1,303,461	12%
Payable gold ounces produced	7,638	10,369	(26%)
Silver equivalent ounces produced[2]	2,528,562	2,156,453	17%
Silver ounces sold	1,477,197	1,217,569	21%
Gold ounces sold	7,706	9,887	(22%)

1 Terronera pre-operating production is excluded.
2 Silver equivalent (AgEq) is calculated using 80:1 silver: gold ratio, 60:1 lead ratio, 85:1 zinc ratio and 300:1 copper ratio plus silver ounces or $30/oz silver, $2,400/oz gold, $1,800/tonne lead, $2,550/tonne zinc and $9,000/tonne copper.
3 The Kolpa acquisition closed on May 1, 2025, therefore two months of results are included in the second quarter consolidated results.

Production Tables for the Three Months Ended June 30, 2025 for the Mexico Operating Mines

Three Months Ended June 30, 2025	Guanacevi	Bolanitos
Tonnes processed	96,834	88,098
Tonnes per day	1,064	968
Silver ounces produced	997,875	105,223
Silver grade grams per tonne	362	45
Silver recovery	88.6%	82.4%
Gold ounces produced	3,562	4,193
Gold grade grams per tonne	1.28	1.68
Gold recovery	89.7%	88.3%
Silver Equivalent ounces produced(1, 2)	1,282,853	440,678

Totals may not add up due to rounding

Production Tables for the Three Months Ended June 30, 2025 for the Peru Mine

Two Months[3] Ended June 30, 2025	Kolpa
Tonnes processed	118,896
Tonnes per day	1,949
Silver ounces produced	380,638
Silver grade grams per tonne	111
Silver recovery %	89.4%
Lead tonnes produced	3,503
Lead grade %	3.13%
Lead recovery %	94.2%
Zinc tonnes produced	2,316
Zinc grade %	2.25%
Zinc recovery %	86.4%
Copper tonnes produced	58
Copper grade %	0.22%
Copper recovery %	22%
Silver Equivalent ounces produced(1,2)	805,032

3 The Kolpa acquisition closed on May 1, 2025, therefore two months of results are included in the second quarter consolidated results.
Totals may not add up due to rounding

Terronera Update

The commissioning and ramp-up of Terronera continues to progress steadily, with plant throughput gradually increasing as operational bottlenecks and system issues are identified and resolved. In June, throughput averaged 1,232 tonnes per day (tpd), with a peak single-day throughput of 1,987 tpd. Notably, throughput stabilized in the second half of the month, with daily production averaging 1,400 tpd.

After successfully processing lower-grade material to address bottlenecks and system issues, the plant has now shifted its focus to refining operations, including processing higher grade ore to achieve planned metal recoveries. Management expects to gradually ramp up throughput to design capacity in early Q3.

During commissioning of the plant, the underground mine has continued with mine development and stope preparation. Surface stockpiles are limited and at capacity at this time.

As of the end of June, Terronera had produced and sold a cumulative 598 tonnes of concentrate, generating approximately $3 million in revenue.

About Endeavour Silver

Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and Peru, and the development of its new cornerstone mine, Terronera, the Company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Qualified Person

Dale Mah, P.Geo., Vice President Corporate Development, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters in this news release.

Q2 2025 Financial Results and Conference Call

Q2 2025 financial results will be released before market open on Wednesday August 13, 2025, and Management will host a conference call the same day at 10:00 a.m. PT / 1:00 p.m. ET to discuss the results.

Date:	Wednesday August 13, 2025

Time:	10:00am PT / 1:00pm ET

Telephone:	Canada & US + 1-833-752-3348
International + 1-647-846-2804

Replay:	Canada & US +1- 855-669-9658
International +1-412-317-0088
Access code is 6575935; audio replay will be available on the Company’s website

Contact Information

Allison Pettit
Director, Investor Relations
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s preparation to bring Terronera into production and timing related thereto; output trends and integration at Kolpa, Kolpa’s contribution to Endeavour’s long-term growth strategy and Endeavour’s anticipated performance for upcoming financial quarters. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to unexpected changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; changes in national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA, Mexico and Peru; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold; fluctuations in currency markets (particularly the Mexican peso, Peruvian sol, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “Risk Factors” contained in the Company’s most recent form 40F/Annual Information Form and the Prospectus Supplement Dated April 3, 2025 filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.